UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100- 8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 31, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

For Immediate Release:	July 31, 2018

Consolidated Financial Statements for the First Quarter of Fiscal 2018 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Masahiro Kosugi	Executive Officer, General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		August 14, 2018	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2018 (for the three months ended June 30, 2018)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1Q F2018	957,667	20.6	209,104	46.9	161,015	36.1
1Q F2017	793,607	1.6	142,344	(25.9)	118,290	(10.8)

Note:	Comprehensive Income: 1Q F2018: ¥171,761 million, (5.7) %; 1Q F2017: ¥182,182 million, 258.9%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2018	6.34	6.34
1Q F2017	4.66	4.66

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2018	207,552,619	9,620,407	4.4
Fiscal 2017	205,028,300	9,821,246	4.4

Reference:	Own Capital: As of June 30, 2018: ¥9,141,395 million; As of March 31, 2018: ¥9,065,843 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2017	—	3.75	—	3.75	7.50
Fiscal 2018	—
Fiscal 2018 (estimate)		3.75	—	3.75	7.50

Note: Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2018 (for the fiscal year ending March 31, 2019)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2018	—	—	—
Fiscal 2018	570,000	(1.1)	22.46

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2018: No
2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of shares during 1Q and the number of outstanding shares as of June 30, 2018 (which is used as a proxy for the average number of shares during the remainder of the relevant period).

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc.: No

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(4) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of June 30, 2018	25,392,498,945 shares	As of March 31, 2018	25,389,644,945 shares
② Period-end treasury stock:	As of June 30, 2018	28,681,551 shares	As of March 31, 2018	24,829,446 shares
③ Average outstanding shares (first quarter):	1Q Fiscal 2018	25,364,804,435 shares	1Q Fiscal 2017	25,367,097,572 shares

This immediate release is outside the scope of quarterly review by certified public accountants or audit firms.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Quarterly Consolidated Financial Statements and Others	p.1-2
	(1) Consolidated Balance Sheets	p.1-2
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-4
	(3) Note for Assumption of Going Concern	p.1-6
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-6
ø SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2018

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2018	As of June 30, 2018
Assets
Cash and Due from Banks	¥47,725,360	¥46,205,276
Call Loans and Bills Purchased	715,149	1,940,563
Receivables under Resale Agreements	8,080,873	9,709,658
Guarantee Deposits Paid under Securities Borrowing Transactions	4,350,527	2,169,172
Other Debt Purchased	2,713,742	2,593,511
Trading Assets	10,507,133	12,461,929
Money Held in Trust	337,429	308,716
Securities	34,183,033	33,597,118
Loans and Bills Discounted	79,421,473	80,797,606
Foreign Exchange Assets	1,941,677	2,012,127
Derivatives other than for Trading Assets	1,807,999	1,614,184
Other Assets	4,588,484	5,185,418
Tangible Fixed Assets	1,111,128	1,100,849
Intangible Fixed Assets	1,092,708	1,084,923
Net Defined Benefit Asset	996,173	977,672
Deferred Tax Assets	47,839	43,524
Customers’ Liabilities for Acceptances and Guarantees	5,723,186	6,017,315
Reserves for Possible Losses on Loans	(315,621)	(266,950)

Total Assets	¥205,028,300	¥207,552,619

1-2

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2018	As of June 30, 2018
Liabilities
Deposits	¥125,081,233	¥125,836,832
Negotiable Certificates of Deposit	11,382,590	12,032,532
Call Money and Bills Sold	2,105,293	2,551,035
Payables under Repurchase Agreements	16,656,828	16,421,312
Guarantee Deposits Received under Securities Lending Transactions	1,566,833	1,461,051
Commercial Paper	710,391	753,308
Trading Liabilities	8,121,543	7,884,107
Borrowed Money	4,896,218	4,917,467
Foreign Exchange Liabilities	445,804	440,990
Short-term Bonds	362,185	335,948
Bonds and Notes	7,544,256	7,872,869
Due to Trust Accounts	4,733,131	4,587,255
Derivatives other than for Trading Liabilities	1,514,483	1,387,551
Other Liabilities	3,685,585	4,797,631
Reserve for Bonus Payments	66,872	16,055
Reserve for Variable Compensation	3,242	4,085
Net Defined Benefit Liability	58,890	58,842
Reserve for Director and Corporate Auditor Retirement Benefits	1,460	1,269
Reserve for Possible Losses on Sales of Loans	1,075	2,578
Reserve for Contingencies	5,622	5,342
Reserve for Reimbursement of Deposits	20,011	18,064
Reserve for Reimbursement of Debentures	30,760	29,561
Reserves under Special Laws	2,361	2,358
Deferred Tax Liabilities	421,002	430,894
Deferred Tax Liabilities for Revaluation Reserve for Land	66,186	65,948
Acceptances and Guarantees	5,723,186	6,017,315

Total Liabilities	¥195,207,054	¥197,932,212

Net Assets
Common Stock	¥2,256,548	¥2,256,767
Capital Surplus	1,134,922	1,138,449
Retained Earnings	4,002,835	4,069,202
Treasury Stock	(5,997)	(6,709)

Total Shareholders’ Equity	7,388,309	7,457,709

Net Unrealized Gains (Losses) on Other Securities	1,392,392	1,447,258
Deferred Gains or Losses on Hedges	(67,578)	(88,011)
Revaluation Reserve for Land	144,277	143,738
Foreign Currency Translation Adjustments	(85,094)	(102,730)
Remeasurements of Defined Benefit Plans	293,536	283,430

Total Accumulated Other Comprehensive Income	1,677,534	1,683,685

Stock Acquisition Rights	1,163	728
Non-controlling Interests	754,239	478,282

Total Net Assets	9,821,246	9,620,407

Total Liabilities and Net Assets	¥205,028,300	¥207,552,619

1-3

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the three months ended June 30, 2017	For the three months ended June 30, 2018
Ordinary Income	¥793,607	¥957,667
Interest Income	381,591	472,864
Interest on Loans and Bills Discounted	246,024	287,227
Interest and Dividends on Securities	59,730	73,376
Fiduciary Income	10,942	11,476
Fee and Commission Income	156,381	166,932
Trading Income	57,374	74,455
Other Operating Income	86,592	89,272
Other Ordinary Income	100,724	142,667
Ordinary Expenses	651,263	748,562
Interest Expenses	188,736	277,446
Interest on Deposits	78,477	101,705
Fee and Commission Expenses	40,431	40,769
Other Operating Expenses	23,611	21,032
General and Administrative Expenses	362,106	355,066
Other Ordinary Expenses	36,377	54,247

Ordinary Profits	142,344	209,104

Extraordinary Gains	1,659	8,031
Extraordinary Losses	1,821	821

Income before Income Taxes	142,182	216,313

Income Taxes:
Current	50,611	45,765
Deferred	(36,991)	3,228

Total Income Taxes	13,619	48,993

Profit	128,562	167,320

Profit Attributable to Non-controlling Interests	10,272	6,304

Profit Attributable to Owners of Parent	¥118,290	¥161,015

1-4

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the three months ended June 30, 2017	For the three months ended June 30, 2018
Profit	¥128,562	¥167,320
Other Comprehensive Income	53,619	4,441
Net Unrealized Gains (Losses) on Other Securities	63,494	52,684
Deferred Gains or Losses on Hedges	910	(20,443)
Revaluation Reserve for Land	(0)	—
Foreign Currency Translation Adjustments	(4,019)	(13,922)
Remeasurements of Defined Benefit Plans	3,973	(9,720)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(10,737)	(4,156)

Comprehensive Income	182,182	171,761

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	174,934	167,705
Comprehensive Income Attributable to Non-controlling Interests	7,247	4,055

1-5

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-6

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2018

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2018	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	CON	NON	2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2- 6

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2- 7

6. Status of Deposits and Loans	NON		2- 9

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 10
Comparison of Non-Consolidated Statements of Income (selected items)	2- 11
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 12
Comparison of Non-Consolidated Statements of Income (selected items)	2- 13
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 14
Comparison of Non-Consolidated Statements of Income (selected items)	2- 15

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2018

1. Income Analysis

Consolidated

		(Billions of yen)
		First Quarter of Fiscal 2018		First Quarter of Fiscal 2017
			Change
Consolidated Gross Profits	1	475.7	35.6	440.1
Net Interest Income	2	195.4	2.5	192.8
Fiduciary Income	3	11.4	0.5	10.9
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	126.1	10.2	115.9
Net Trading Income	6	74.4	17.0	57.3
Net Other Operating Income	7	68.2	5.2	62.9
General and Administrative Expenses	8	(355.0)	7.0	(362.1)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(13.3)	(8.2)	(5.1)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	35.9	11.6	24.3
Net Gains (Losses) related to Stocks	11	80.3	18.0	62.3
Equity in Income from Investments in Affiliates	12	4.2	(0.1)	4.3
Other	13	(18.6)	2.8	(21.5)

Ordinary Profits	14	209.1	66.7	142.3

Net Extraordinary Gains (Losses)	15	7.2	7.3	(0.1)
Income before Income Taxes	16	216.3	74.1	142.1
Income Taxes	17	(48.9)	(35.3)	(13.6)
Profit	18	167.3	38.7	128.5
Profit Attributable to Non-controlling Interests	19	(6.3)	3.9	(10.2)

Profit Attributable to Owners of Parent	20	161.0	42.7	118.2

Credit-related Costs (including Credit Costs for Trust Accounts)	21	22.5	3.3	19.2

* Credit-related Costs [21]  =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	113.6	29.2	84.3

* Consolidated Net Business Profits [22] =     Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	125	(8)	133
Number of affiliates under the equity method	24	19	1	18

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2018				First Quarter of Fiscal 2017
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	303.3	25.0	328.3	32.4	295.9
Net Interest Income	2	166.0	6.4	172.4	3.2	169.1
Fiduciary Income	3		11.2	11.2	0.4	10.7
Trust Fees for Jointly Operated Designated Money Trust	4		—	—	—	—
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	75.3	5.2	80.6	11.4	69.1
Net Trading Income	7	17.5	0.4	18.0	10.6	7.4
Net Other Operating Income	8	44.3	1.7	46.0	6.5	39.5
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(215.9)	(20.5)	(236.5)	1.9	(238.5)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) *	10	87.3	4.4	91.8	34.4	57.4

Reversal of (Provision for) General Reserve for Losses on Loans	11	—	—	—	—	—

Net Business Profits	12	87.3	4.4	91.8	34.4	57.4
Net Gains (Losses) related to Bonds	13	17.0	1.6	18.6	(1.3)	20.0

Net Non-Recurring Gains (Losses)	14	75.2	8.0	83.2	26.7	56.5
Net Gains (Losses) related to Stocks	15	64.2	8.4	72.6	1.1	71.5
Expenses related to Portfolio Problems	16	(12.5)	—	(12.5)	(8.1)	(4.3)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	17	37.2	0.0	37.2	17.4	19.8
Other	18	(13.7)	(0.4)	(14.1)	16.4	(30.5)

Ordinary Profits	19	162.5	12.5	175.0	61.1	113.9

Net Extraordinary Gains (Losses)	20	7.2	(0.0)	7.2	5.4	1.8
Income before Income Taxes	21	169.8	12.5	182.3	66.5	115.7
Income Taxes	22	(49.1)	(2.9)	(52.0)	(43.3)	(8.7)

Net Income	23	120.6	9.6	130.2	23.2	107.0

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

Credit-related Costs	24	24.6	0.0	24.7	9.2	15.5

* Credit-related Costs [24] =    Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Losses on Loans [11] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	26	36.5	0.0	36.5	18.6	17.9
Losses on Write-offs of Loans	27	(9.3)	—	(9.3)	(7.2)	(2.1)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(2.3)	0.0	(2.3)	(2.1)	(0.2)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	0.0	—	0.0	(0.0)	0.0
Reversal of (Provision for) Reserve for Contingencies	30	0.0	—	0.0	(0.0)	0.0
Other (including Losses on Sales of Loans)	31	(0.0)	—	(0.0)	0.0	(0.1)
Total	32	24.6	0.0	24.7	9.2	15.5

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	First Quarter of Fiscal 2018	Change	First Quarter of Fiscal 2017
Net Gains (Losses) related to Stocks	80.3	18.0	62.3
Gains on Sales	98.4	31.6	66.8
Losses on Sales	(9.3)	(7.2)	(2.0)
Impairment (Devaluation)	(1.1)	(0.7)	(0.3)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(7.7)	(5.6)	(2.1)
Non-Consolidated
Aggregate Figures for the 2 Banks
	First Quarter of Fiscal 2018	Change	First Quarter of Fiscal 2017
Net Gains (Losses) related to Stocks	72.6	1.1	71.5
Gains on Sales	89.7	14.1	75.6
Losses on Sales	(8.8)	(7.2)	(1.6)
Impairment (Devaluation)	(0.4)	(0.1)	(0.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(7.7)	(5.6)	(2.1)

Mizuho Bank
	First Quarter of Fiscal 2018	Change	First Quarter of Fiscal 2017
Net Gains (Losses) related to Stocks	64.2	1.5	62.6
Gains on Sales	80.7	14.1	66.5
Losses on Sales	(8.4)	(6.8)	(1.6)
Impairment (Devaluation)	(0.4)	(0.1)	(0.2)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(7.6)	(5.5)	(2.0)

Mizuho Trust & Banking
	First Quarter of Fiscal 2018	Change	First Quarter of Fiscal 2017
Net Gains (Losses) related to Stocks	8.4	(0.4)	8.9
Gains on Sales	9.0	(0.0)	9.0
Losses on Sales	(0.4)	(0.3)	(0.0)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.1)	(0.0)	(0.0)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of June 30, 2018				As of March 31, 2018
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	31,148.7	2,032.2	2,361.6	329.4	31,581.1	1,954.2	2,258.6	304.4
Japanese Stocks	3,681.6	2,140.0	2,173.6	33.5	3,582.2	2,017.3	2,050.9	33.5
Japanese Bonds	15,911.7	(2.1)	29.0	31.1	16,535.6	5.4	37.8	32.4
Japanese Government Bonds	12,712.6	(3.6)	4.0	7.7	13,332.0	0.6	10.2	9.6
Other	11,555.3	(105.7)	158.9	264.7	11,463.2	(68.5)	169.8	238.4
Foreign Bonds	8,352.1	(182.4)	10.1	192.6	8,329.1	(166.0)	11.6	177.7

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥29.6 billion and ¥28.2 billion, which were recognized in the statement of income for June 30, 2018 and March 31, 2018 respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2018				As of March 31, 2018
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	2,358.4	3.2	22.5	19.2	2,515.8	6.0	24.4	18.4

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)

	As of June 30, 2018				As of March 31, 2018
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK
Other Securities	29,031.1	1,706.3	2,024.0	317.6	29,418.1	1,617.8	1,909.2	291.3
Japanese Stocks	3,365.0	1,925.7	1,959.6	33.8	3,260.1	1,800.8	1,834.2	33.4
Japanese Bonds	15,262.8	(2.3)	28.2	30.6	15,784.8	4.4	36.1	31.6
Japanese Government Bonds	12,425.6	(3.4)	3.8	7.2	12,918.7	0.0	9.1	9.0
Other	10,403.2	(217.0)	36.0	253.1	10,373.1	(187.4)	38.8	226.2
Foreign Bonds	7,823.3	(176.0)	9.0	185.0	7,870.9	(159.1)	10.7	169.9
MHTB
Other Securities	1,055.9	128.6	142.5	13.9	1,042.5	124.6	139.1	14.5
Japanese Stocks	228.4	132.5	135.3	2.8	227.2	128.4	131.9	3.4
Japanese Bonds	341.1	0.3	0.7	0.4	463.3	1.0	1.6	0.5
Japanese Government Bonds	265.4	(0.2)	0.2	0.4	390.4	0.5	1.0	0.5
Other	486.4	(4.1)	6.4	10.6	351.9	(4.8)	5.6	10.4
Foreign Bonds	269.8	(6.2)	0.4	6.6	158.2	(5.9)	0.1	6.1
Total
Other Securities	30,087.1	1,835.0	2,166.6	331.5	30,460.6	1,742.5	2,048.4	305.8
Japanese Stocks	3,593.5	2,058.3	2,095.0	36.7	3,487.4	1,929.3	1,966.1	36.8
Japanese Bonds	15,603.9	(2.0)	29.0	31.0	16,248.1	5.5	37.8	32.2
Japanese Government Bonds	12,691.1	(3.6)	4.0	7.7	13,309.1	0.6	10.2	9.6
Other	10,889.6	(221.2)	42.5	263.7	10,725.0	(192.3)	44.4	236.7
Foreign Bonds	8,093.1	(182.3)	9.4	191.7	8,029.2	(165.1)	10.9	176.1

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	Unrealized Gains/Losses include ¥29.6 billion and ¥28.2 billion, which were recognized in the statement of income (aggregate figures for the 2 banks) for June 30, 2018 and March 31, 2018 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2018				As of March 31, 2018
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	2,358.4	3.2	22.5	19.2	2,515.8	6.0	24.4	18.4
MHTB	—	—	—	—	—	—	—	—
Total	2,358.4	3.2	22.5	19.2	2,515.8	6.0	24.4	18.4
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2018				As of March 31, 2018
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	108.6	173.4	175.6	2.1	108.6	216.0	218.4	2.3
MHTB	—	—	—	—	—	—	—	—
Total	108.6	173.4	175.6	2.1	108.6	216.0	218.4	2.3

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments. The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of June 30, 2018		As of March 31, 2018
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	2,002.6	76.6	1,925.9
Japanese Stocks	2,099.6	115.4	1,984.2
Japanese Bonds	(2.1)	(7.5)	5.4
Japanese Government Bonds	(3.6)	(4.2)	0.6
Other	(94.9)	(31.2)	(63.7)
Foreign Bonds	(171.7)	(10.4)	(161.2)
Non-Consolidated Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2018		As of March 31, 2018
	Unrealized Gains/Losses		Unrealized Gains/ Losses
		Change
Other Securities	1,805.4	91.1	1,714.2
Japanese Stocks	2,017.9	121.7	1,896.2
Japanese Bonds	(2.0)	(7.5)	5.5
Japanese Government Bonds	(3.6)	(4.2)	0.6
Other	(210.4)	(22.9)	(187.4)
Foreign Bonds	(171.5)	(11.2)	(160.2)

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2018			As of March 31, 2018
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses
MHBK	661.5	800.2	(138.6)	632.8	741.8	(109.0)
MHTB	92.0	89.8	2.2	95.6	93.3	2.3
Total	753.5	890.0	(136.4)	728.5	835.1	(106.6)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of June 30, 2018		As of March 31, 2018
Consolidated		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	75.1	(12.2)	87.3
Claims with Collection Risk	285.9	(5.7)	291.7
Claims for Special Attention	209.2	(32.1)	241.3
Total	570.3	(50.1)	620.4

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2.8	—	2.8
Claims for Special Attention	—	—	—
Total	2.8	—	2.8

Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	75.1	(12.2)	87.3
Claims with Collection Risk	288.8	(5.7)	294.5
Claims for Special Attention	209.2	(32.1)	241.3
Total	573.1	(50.1)	623.3

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen, %)
	As of June 30, 2018		As of March 31, 2018
Total (Banking Account + Trust Account)		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	85.9	9.2	76.6
Claims with Collection Risk	280.4	(3.8)	284.2
Claims for Special Attention	168.3	(29.4)	197.8
Sub-total [1]	534.7	(24.0)	558.7
NPL ratio [1]/[2]	0.61%	(0.04)%	0.66%
Normal Claims	85,978.8	2,334.5	83,644.2
Total [2]	86,513.5	2,310.5	84,203.0

MHBK
Claims against Bankrupt and Substantially Bankrupt Obligors	85.3	9.5	75.7
Claims with Collection Risk	275.0	(3.9)	279.0
Claims for Special Attention	167.3	(29.4)	196.8
Sub-total [3]	527.7	(23.8)	551.6
NPL ratio [3]/[4]	0.63%	(0.04)%	0.68%
Normal Claims	82,535.7	2,352.2	80,183.5
Total [4]	83,063.5	2,328.4	80,735.1

MHTB
Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	0.6	(0.2)	0.8
Claims with Collection Risk	2.5	0.0	2.4
Claims for Special Attention	0.9	(0.0)	1.0
Sub-total [5]	4.1	(0.2)	4.3
NPL ratio [5]/[6]	0.11%	(0.00)%	0.12%
Normal Claims	3,434.9	(17.4)	3,452.3
Total [6]	3,439.0	(17.6)	3,456.6

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2.8	—	2.8
Claims for Special Attention	—	—	—
Sub-total [7]	2.8	—	2.8
NPL ratio [7]/[8]	25.81%	0.64%	25.16%
Normal Claims	8.1	(0.2)	8.3
Total [8]	10.9	(0.2)	11.2

Notes:	1. Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
2. NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2018		As of March 31, 2018
		Change
MHBK	111,549.7	1,133.8	110,415.9
MHTB	3,536.7	130.2	3,406.5
Total	115,086.5	1,264.0	113,822.5

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2018		As of March 31, 2018
		Change
MHBK	93,852.6	461.9	93,390.7
Individual deposits	42,577.2	780.4	41,796.8
MHTB	3,526.5	128.9	3,397.6
Individual deposits	973.1	(91.9)	1,065.1
Total	97,379.2	590.8	96,788.3
Individual deposits	43,550.4	688.4	42,861.9
Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2018		As of March 31, 2018
		Change
MHBK	72,895.8	1,898.1	70,997.7
MHTB	3,400.4	(33.3)	3,433.7
Total	76,296.3	1,864.8	74,431.4

Note: Loans to MHFG are included as follows:

As of June 30, 2018:    ¥945.2 billion (from MHBK)

As of March 31, 2018: ¥1,083.1 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		First Quarter of Fiscal 2018 (For the three months)	Change	First Quarter of Fiscal 2017 (For the three months)
Return on Loans and Bills Discounted	1	0.81	(0.01)	0.83
Cost of Deposits	2	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [1]-[2]	3	0.81	(0.01)	0.82
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	4	0.85	(0.03)	0.89
Loan and Deposit Rate Margin [4]-[2]	5	0.84	(0.03)	0.88

Mizuho Trust & Banking
		(%)
		First Quarter of Fiscal 2018 (For the three months)	Change	First Quarter of Fiscal 2017 (For the three months)
Return on Loans and Bills Discounted	6	0.62	(0.04)	0.66
Cost of Deposits	7	0.03	0.01	0.02
Loan and Deposit Rate Margin [6]-[7]	8	0.58	(0.05)	0.64
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	9	0.66	(0.03)	0.70
Loan and Deposit Rate Margin [9]-[7]	10	0.63	(0.05)	0.68
(Reference) Aggregate Figures for the 2 Banks
		(%)
		First Quarter of Fiscal 2018 (For the three months)	Change	First Quarter of Fiscal 2017 (For the three months)
Return on Loans and Bills Discounted	11	0.80	(0.02)	0.82
Cost of Deposits	12	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [11]-[12]	13	0.79	(0.02)	0.81
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	14	0.84	(0.03)	0.87
Loan and Deposit Rate Margin [14]-[12]	15	0.83	(0.03)	0.87

2-9

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of June 30, 2018 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥38,547,515	¥38,625,732	¥(78,216)
Call Loans	248,936	366,290	(117,353)
Receivables under Resale Agreements	1,138,648	639,352	499,296
Other Debt Purchased	437,749	443,136	(5,387)
Trading Assets	3,976,187	3,467,593	508,594
Money Held in Trust	3,061	3,076	(14)
Securities	32,632,530	33,189,959	(557,429)
Loans and Bills Discounted	72,895,861	70,997,730	1,898,130
Foreign Exchange Assets	2,077,689	1,994,728	82,960
Derivatives other than for Trading	3,271,462	3,166,839	104,623
Other Assets	3,467,283	3,240,121	227,161
Tangible Fixed Assets	797,352	805,831	(8,478)
Intangible Fixed Assets	794,530	799,723	(5,193)
Prepaid Pension Cost	450,309	457,453	(7,144)
Customers’ Liabilities for Acceptances and Guarantees	6,394,257	6,186,894	207,362
Reserves for Possible Losses on Loans	(210,488)	(259,853)	49,364
Reserve for Possible Losses on Investments	(332)	(319)	(12)

Total Assets	¥166,922,554	¥164,124,289	¥2,798,264

Liabilities
Deposits	¥111,549,790	¥110,415,961	¥1,133,828
Negotiable Certificates of Deposit	11,424,915	10,652,957	771,957
Call Money	1,615,401	1,165,198	450,203
Payables under Repurchase Agreements	6,915,817	7,200,312	(284,495)
Guarantee Deposits Received under Securities Lending Transactions	610,197	610,357	(159)
Commercial Paper	753,308	710,391	42,916
Trading Liabilities	2,687,860	2,797,942	(110,082)
Borrowed Money	9,250,052	8,958,612	291,439
Foreign Exchange Liabilities	603,471	689,958	(86,487)
Bonds and Notes	2,352,491	2,421,033	(68,542)
Derivatives other than for Trading	3,049,837	2,882,287	167,549
Other Liabilities	2,009,375	1,648,314	361,060
Reserve for Bonus Payments	664	22,741	(22,076)
Reserve for Variable Compensation	1,625	1,293	331
Reserve for Possible Losses on Sales of Loans	2,578	1,075	1,503
Reserve for Contingencies	54	56	(1)
Reserve for Reimbursement of Deposits	16,234	18,097	(1,863)
Reserve for Reimbursement of Debentures	29,561	30,760	(1,199)
Deferred Tax Liabilities	210,091	181,914	28,176
Deferred Tax Liabilities for Revaluation Reserve for Land	65,948	66,186	(237)
Acceptances and Guarantees	6,394,257	6,186,894	207,362

Total Liabilities	159,543,534	156,662,350	2,881,184

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,328	—
Capital Reserve	655,418	655,418	—
Other Capital Surplus	1,630,910	1,630,910	—
Retained Earnings	2,422,886	2,544,238	(121,352)
Appropriated Reserve	315,177	266,664	48,512
Other Retained Earnings	2,107,708	2,277,574	(169,865)
Retained Earnings Brought Forward	2,107,708	2,277,574	(169,865)

Total Shareholders’ Equity	6,113,280	6,234,632	(121,352)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,218,772	1,159,210	59,562
Net Deferred Hedge Gains (Losses), net of Taxes	(96,772)	(76,180)	(20,591)
Revaluation Reserve for Land, net of Taxes	143,738	144,277	(538)

Total Valuation and Translation Adjustments	1,265,739	1,227,306	38,432

Total Net Assets	7,379,019	7,461,939	(82,920)

Total Liabilities and Net Assets	¥166,922,554	¥164,124,289	¥2,798,264

2-10

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the three months ended June 30, 2018 (A)	For the three months ended June 30, 2017 (B)	Change (A) - (B)
Ordinary Income	¥681,816	¥551,949	¥129,867
Interest Income	389,191	314,054	75,137
Interest on Loans and Bills Discounted	257,343	214,937	42,405
Interest and Dividends on Securities	69,745	57,130	12,615
Fee and Commission Income	100,989	92,128	8,861
Trading Income	17,580	7,115	10,464
Other Operating Income	53,691	48,978	4,712
Other Ordinary Income	120,363	89,672	30,691

Ordinary Expenses	519,248	447,166	72,082
Interest Expenses	223,190	151,033	72,157
Interest on Deposits	93,865	66,579	27,286
Fee and Commission Expenses	25,608	25,896	(287)
Other Operating Expenses	9,314	11,104	(1,789)
General and Administrative Expenses	209,320	223,519	(14,198)
Other Ordinary Expenses	51,814	35,614	16,200

Ordinary Profits	162,567	104,783	57,784

Extraordinary Gains	7,939	3,462	4,477

Extraordinary Losses	674	1,636	(961)

Income before Income Taxes	169,833	106,609	63,223
Income Taxes:
Current	40,010	35,287	4,723
Deferred	9,149	(29,166)	38,316

Net Income	¥120,672	¥100,489	¥20,183

2-11

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of June 30, 2018 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,779,624	¥1,751,680	¥27,943
Call Loans	7,182	2,869	4,313
Guarantee Deposits Paid under Securities Borrowing Transactions	330,839	220,934	109,904
Other Debt Purchased	6,769	7,989	(1,219)
Trading Assets	80,547	79,551	995
Money Held in Trust	3,362	3,199	163
Securities	1,105,200	1,091,950	13,250
Loans and Bills Discounted	3,400,446	3,433,750	(33,304)
Foreign Exchange Assets	4,259	2,268	1,991
Other Assets	186,108	171,731	14,377
Tangible Fixed Assets	21,378	21,762	(384)
Intangible Fixed Assets	34,302	35,041	(738)
Prepaid Pension Cost	51,021	49,592	1,428
Customers’ Liabilities for Acceptances and Guarantees	35,700	20,056	15,643
Reserves for Possible Losses on Loans	(1,814)	(1,850)	35

Total Assets	¥7,044,929	¥6,890,529	¥154,399

Liabilities
Deposits	¥3,536,797	¥3,406,588	¥130,208
Negotiable Certificates of Deposit	386,880	472,180	(85,300)
Call Money	519,651	469,882	49,769
Payables under Repurchase Agreements	22,100	53,135	(31,035)
Guarantee Deposits Received under Securities Lending Transactions	346,140	180,728	165,411
Trading Liabilities	70,434	69,367	1,067
Borrowed Money	389,915	387,490	2,424
Foreign Exchange Liabilities	5	—	5
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,060,203	1,134,182	(73,979)
Other Liabilities	68,999	78,418	(9,418)
Reserve for Bonus Payments	—	2,097	(2,097)
Reserve for Variable Compensation	651	511	140
Reserve for Reimbursement of Deposits	1,829	1,913	(83)
Deferred Tax Liabilities	16,587	13,646	2,941
Acceptances and Guarantees	35,700	20,056	15,643

Total Liabilities	6,465,898	6,300,200	165,697

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	212,428	226,570	(14,142)
Appropriated Reserve	36,719	31,970	4,748
Other Retained Earnings	175,708	194,599	(18,891)
Retained Earnings Brought Forward	175,708	194,599	(18,891)

Total Shareholders’ Equity	475,303	489,445	(14,142)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	102,163	99,258	2,904
Net Deferred Hedge Gains (Losses), net of Taxes	1,564	1,624	(60)

Total Valuation and Translation Adjustments	103,727	100,882	2,844

Total Net Assets	579,030	590,328	(11,297)

Total Liabilities and Net Assets	¥7,044,929	¥6,890,529	¥154,399

2-12

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the three months ended June 30, 2018 (A)	For the three months ended June 30, 2017 (B)	Change (A) - (B)
Ordinary Income	¥46,550	¥43,159	¥3,390
Fiduciary Income	11,206	10,740	466
Interest Income	10,169	9,218	951
Interest on Loans and Bills Discounted	6,633	6,406	227
Interest and Dividends on Securities	2,987	2,349	637
Fee and Commission Income	13,307	10,905	2,401
Trading Income	468	296	171
Other Operating Income	2,078	2,148	(70)
Other Ordinary Income	9,319	9,849	(529)

Ordinary Expenses	34,018	34,011	7
Interest Expenses	3,752	3,110	642
Interest on Deposits	376	229	147
Fee and Commission Expenses	8,085	8,024	61
Trading Expenses	0	0	(0)
Other Operating Expenses	363	515	(152)
General and Administrative Expenses	20,619	21,619	(1,000)
Other Ordinary Expenses	1,198	741	456

Ordinary Profits	12,531	9,148	3,383

Extraordinary Gains	82	—	82

Extraordinary Losses	95	2	93

Income before Income Taxes	12,517	9,145	3,371
Income Taxes:
Current	727	1,736	(1,009)
Deferred	2,188	850	1,337

Net Income	¥9,601	¥6,558	¥3,043

2-13

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of June 30, 2018 (A)	As of March 31, 2018 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥361,523	¥294,441	¥67,081
Cash Segregated as Deposits for Customers and Others	290,769	323,923	(33,153)
Trading Assets	6,100,313	4,923,373	1,176,940
Operating Investment Securities	25,619	25,362	257
Receivables Related to Margin Transactions	57,737	127,764	(70,026)
Collateralized Short-Term Financing Agreements-Receivable	3,647,435	4,998,221	(1,350,786)
Advances Paid	1,383	431	952
Securities: Fail to Deliver	20,610	29,956	(9,346)
Short-Term Loans Receivable	22,447	55,741	(33,293)
Other Current Assets	433,101	465,443	(32,342)
Less: Allowance for Doubtful Accounts	(5)	(9)	4
Noncurrent Assets
Property and Equipment	14,154	14,647	(492)
Intangible Assets	54,486	55,378	(891)
Investments and Other Assets	321,442	317,378	4,064

Total Assets	¥11,351,021	¥11,632,056	¥(281,034)

Liabilities
Current Liabilities
Trading Liabilities	¥3,690,280	¥4,311,658	¥(621,378)
Payables - Unsettled Trades	237,817	62,243	175,574
Payables Related to Margin Transactions	41,696	44,176	(2,480)
Collateralized Short-Term Financing Agreements-Payable	3,524,692	3,739,715	(215,023)
Deposits Received	265,619	267,579	(1,960)
Guarantee Deposits Received	257,829	198,003	59,825
Securities: Fail to Receive	5,431	2,930	2,500
Short-Term Borrowings	1,171,642	833,668	337,974
Commercial Paper	300,800	334,200	(33,400)
Bonds and Notes Due within One Year	68,080	46,672	21,407
Lease Obligations	365	364	1
Income Taxes Payable	1,060	3,984	(2,923)
Accrued Employees’ Bonuses	3,365	9,563	(6,198)
Provision for Variable Compensation	1,193	954	238
Provision for Bonus Point Redemption	725	639	86
Other Current Liabilities	31,536	34,450	(2,913)
Noncurrent Liabilities
Bonds and Notes	607,877	571,334	36,543
Long-Term Borrowings	247,500	277,000	(29,500)
Lease Obligations	55	139	(83)
Provision for Retirement Benefits	19,424	19,744	(320)
Other Noncurrent Liabilities	1,391	1,540	(148)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,358	2,361	(2)

Total Liabilities	10,480,745	10,762,925	(282,180)

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	348,291	346,786	1,505
Other Retained Earnings	348,291	346,786	1,505
Retained Earnings Brought Forward	348,291	346,786	1,505

Total Shareholders’ Equity	855,108	853,602	1,505

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	27,154	27,497	(342)
Net Deferred Gains or Losses on Hedges, net of Tax	(11,987)	(11,969)	(17)

Total Valuation and Translation Adjustments	15,167	15,527	(360)

Total Net Assets	870,276	869,130	1,145

Total Liabilities and Net Assets	¥11,351,021	¥11,632,056	¥(281,034)

*	Based on the changes in accounting policies, reclassification and adjustment have been made on the above figures as of March 31, 2018 to reflect the relevant changes.

2-14

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the three months ended June 30, 2018 (A)	For the three months ended June 30, 2017 (B)	Change (A) - (B)
Operating Revenues	¥82,950	¥68,413	¥14,537
Commissions	34,277	31,026	3,251
Net Gain on Trading	25,150	23,904	1,245
Net Gain on Operating Investment Securities	3,642	35	3,607
Interest and Dividend Income	19,879	13,446	6,433

Interest Expenses	15,278	10,237	5,040

Net Operating Revenues	67,672	58,175	9,496

Selling, General and Administrative Expenses	59,572	54,277	5,295
Transaction-Related Expenses	13,705	10,240	3,464
Personnel Expenses	21,684	19,222	2,461
Real Estate Expenses	6,183	6,185	(2)
Administrative Expenses	11,197	12,096	(898)
Depreciation and Amortization	4,555	4,265	289
Taxes and Dues	1,360	1,297	63
Provision of Allowance for Doubtful Accounts	15	(4)	19
Other	871	974	(102)

Operating Income	8,099	3,898	4,201

Non-Operating Income	6,970	5,527	1,442
Non-Operating Expenses	116	311	(195)

Ordinary Income	14,953	9,114	5,839

Extraordinary Gain	1,931	1,342	588

Extraordinary Loss	31	44	(13)

Income before Income Taxes	16,853	10,411	6,442
Income Taxes:
Current	540	40	500
Deferred	2,213	2,511	(298)

Net Income	¥14,099	¥7,859	¥6,240

2-15